UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces results of PPSA’s Non-Contracted Areas Auction
—

Rio de Janeiro, December 4, 2025 – Petróleo Brasileiro S.A. - Petrobras informs that it has acquired the rights and obligations of the Union in Mero and Atapu units at the Non-Contracted Areas Auction held today by Pré-Sal Petróleo S.A. – PPSA.

The consortium formed by Petrobras (80%), in partnership with Shell Brasil Petróleo Ltda (20%), acquired the Union’s 3.500% participation in the production sharing agreement of the Mero shared reservoir, offering a final amount of R$ 7,791,844,310.00. With this acquisition, Petrobras increases its participation in the Mero shared reservoir from 38.60% to 41.40%.

Additionally, also in partnership with Shell (26.76%), Petrobras (73.24%) acquired the Union’s 0.950% participation in the production sharing agreement of the Atapu shared reservoir, offering a final amount of R$ 1,001,456,652.00. With this acquisition, Petrobras increases its participation in the Atapu shared reservoir from 65.687% to 66.38%.

The amount to be paid by Petrobras in December 2025 is R$ 6.97 billion and the contracts will be signed by March 2026. The disbursement was already planned by the company, and although the volumes were not forecasted, they are within the margin of ±4% of the production curve projection in the Business Plan 2026-30.

This auction was supported by Law No. 15,164, dated July 14, 2025, which amended Law No. 12,351, dated December 22, 2010, authorizing the Union to dispose of its rights and obligations arising from production sharing agreements in non-conceded or non-shared areas in the pre-salt region.

Petrobras’ participation in the PPSA Non-Contracted Areas Auction is aligned with the company’s long-term strategy, reaffirmed in the Business Plan 2026-30, which foresees the replacement of its oil and gas reserves with economic and environmental resilience.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer